

Mail Stop 3561

October 1, 2009

Mr. G. George Lu
Chairman and Chief Executive Officer
2020 ChinaCap Acquirco, Inc.
221 Boston Post Road East
Suite 410
Marlborough, MA 01752

> **RE:** **2020 ChinaCap Acquirco, Inc.**
> **Amendment to Registration Statement on Form S-4**
> **File No. 333-159252**
> **Filed September 29, 2009**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4, filed September 29, 2009

Exhibits

Exhibit 5.1

1.   Paragraph 5.4 of the Maples & Calder opinion indicates that it is confined to, and given on the basis of, the laws of the British Virgin Islands and does not opine on

any other jurisdiction. However, statements contained in paragraph 4.5 related to the warrants and purchase obligation constituting legal and binding obligations of the company are subject to New York law. Your opinion must address the laws of the jurisdiction that govern these contracts. Please revise accordingly.

2.   Paragraph 3 of the opinion states that Maples & Calder assumed the completeness and accuracy of the Director's Certificate and that the firm relied upon, without independent verification "[t]he accuracy and completeness of all factual representations expressed or implied by the documents … examined." Paragraph 4 to the Director's Certificate contains a certification that the shares will be validly issued, fully paid, and non-assessable. This is a legal conclusion that counsel, and not the director, must make. Please advise us of the degree to which this statement formed the basis of the opinion and revise the director's certificate to remove this statement and have counsel responsible for any legal conclusions with respect to the securities.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bill Kearns at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc.   Michel Feldman, Esq.
        (312) 460-7613